Exhibit 99.1

Westport Ranked No. 1 on Corporate Knights Cleantech 10 List

~ Cleantech 10 Members Open TSX with Corporate Knights ~

VANCOUVER, Nov. 17 /CNW/ - Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that it has been ranked first by Corporate Knights Cleantech 10(TM) list for the second year in a row. The Cleantech 10(TM) and Next 10 represent Canada's best publicly and privately held companies in the Cleantech realm, and span a range of sectors from desalination to biofuels to solar technology.

"With nine billion people on the horizon on a planet of finite resources, the space race for which country can make the most productive use of resources is on, and these companies are Canada's great green hope," said Toby A. A. Heaps, editor-in-chief of Corporate Knights. "Westport Innovations Inc. has been on our Cleantech 10 list since its inception and also has the distinction of being a member of Best 50 Corporate Citizens list since 2008. We're proud of this Canadian success story."

"Westport is pleased to be recognized as the clean-technology leader in Canada by Corporate Knights Cleantech 10," said Karen Hamberg, Senior Director, Sustainability and Environmental Performance of Westport Innovations. "The Canadian companies on this list deliver not only technology solutions with compelling environmental benefits, but also significant opportunities for economic growth, job creation, energy security benefits and global leadership in a low carbon economy."

In recognition, Corporate Knights and Cleantech 10(TM) winners will be opening the market at the Toronto Stock Exchange today. The Cleantech 10(TM) list was created by The Cleantech Index (www.cleantechindex.com), which underlies several Index-based funds and is the first and only index to cover cleantech companies across a broad array of industries.

Corporate Knights sought out technology-driven growth companies that have big impacts on resource efficiency and the environment-not simply those re-branding themselves as 'green.' A set of 18 screening criteria were applied to all TSX companies that Cleantech Group LLC use for their broad Cleantech Index. A heavy emphasis was placed on purity (percentage of revenues or income from Cleantech business, and whether or not it's really 'clean') and quality (strategy, management, financial strength, sector leadership). Other key criteria included growth, earnings, liquidity, capitalization, technology/intellectual property, and overall impact.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.0L and 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Investor Relations & Communications, Westport Innovations Inc., Phone: 604-718-2046, Email: invest@westport.com
CO: Westport Innovations Inc.

CNW 08:00e 17-NOV-10